UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 24, 2022

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 24, 2022, Signa Sports United N.V. (the “Company”) issued an interim report for the six-month period ended March 31, 2022, which is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit Number	Description
99.1	SIGNA Sports United N.V. interim report for the six-month period ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: June 24, 2022	by:	/s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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